DLA Piper Rudnick Gray Cary US LLP 1200 Nineteenth Street, N.W. Washington, D.C. 20036-2412 T 202.861.3900 F 202.223.2085 W www.dlapiper.com

Nancy A. Spangler nancy.spangler@dlapiper.com T 703.773.4021 F 703.773.5021

August 1, 2005

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C.  20549-0305

Attn:  Larry Spirgel, Assistant Director

Re:                               Eschelon Telecom, Inc.
Amendment No. 4 to Form S-1
Filed July 20, 2005
File No. 333-124703

Dear Mr. Spirgel:

This letter is submitted on behalf of Eschelon Telecom, Inc. (“Eschelon” or the “Company”) in response to the comments set forth in your letter to Richard A. Smith, President and Chief Executive Officer, dated July 29, 2005, regarding Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-124703).

Our responses to the Staff’s comments are set forth below.  In light of the Staff’s comments and in response to the Company’s conversations with the Staff, the Company has reconsidered its prior determinations using a variety of methods, including the income approach, and reassessed the value of its common stock for purposes of the April option grants (the “April 2005 Grants”) on the basis set forth below.

Income Approach.  In response to the Staff’s correspondence and conversations with the Staff, the Company has considered the results of a valuation of the common stock using the income approach.  As more fully described in the AICPA Practice Aid titled “Valuation of Privately Held Company Equity Securities Issued as Compensation” cited in our prior responses, the income approach obtains its conceptual support from its basic assumption that value emanates from expectations of future income and cash flows.  The income approach simulates, in the absence of observable market transactions (emphasis added), how market participants would formulate their decisions to buy or sell securities.  The income

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approach seeks to convert future economic benefits into a present value and is in accordance with the FASB’s Conceptual Framework, as well as finance literature that attributes value to the rational expectation of future economic benefits.  According to the AICPA, the method most commonly used to apply the income approach to value a minority interest in privately issued securities is the discounted cash flow (“DCF”) method.

The Company has performed a DCF calculation using its internal five year free cash flow forecast, which resulted in a price per share for the April 2005 Grants of $18.84 per share.  Given that the income approach to valuation yields a price in excess of the expected range for the Company’s public offering, the Company believes that this valuation result must be viewed as having very limited utility.  Indeed, the AICPA notes that the income approach is intended to simulate value in the absence of observable market transactions.  The Company’s public offering is perhaps the ultimate example of a market transaction.

Company’s Historical Approach.  For the reasons set forth below in response to the Staff’s comments and as more particularly described in our prior responses to the Staff’s several letters, while the Company believes that its process for determining the fair value of its common stock at the time of the April 2005 Grants has merit, in response to the Staff’s comments, the Company reassessed the appropriateness of the 40% to 50% discount for lack of marketability used by Apex in its analysis.  Applying a 15% to 25% discount for lack of marketability (which the Company believes to be a conservative discount and consistent with the discount historically accepted by the Staff in similar circumstances) to the valuation in the March 2, 2005 Lehman presentation cited in the Staff’s letter, the value of the common stock in April 2005 would have been $14.75 to $16.85 per share, with a mid-point of $15.80 per share.  The Company views this approach with skepticism as it results in a valuation for the April 2005 Grants which is well within the expected offering range established three months later and is only twenty cents less than the mid-point of the offering range, representing a discount for lack of marketability of less than 1%.

Proposed Compensation Charge.  Based upon its analysis of the foregoing, and the shortcomings inherent in each, the Company has reconsidered its prior determinations and reassessed the value of its common stock for purposes of the April 2005 Grants using the expected range of the common stock in the public offering.  The Company does not believe it appropriate, however, to use a fair value per share for option grants made in April that is based upon an expected public offering range (1) determined in July and (2) that by definition assumes the existence of a public market (i.e., the range is only relevant for successful offerings).  The Company believes that a discount of 15% to 25% should be applied for the reasons set forth in response to Comment No. 4(a) below among others, which results in an average of $12.80 per share.

Accordingly, with respect to the April 1, 2005 grants, the Company will record a $10.09 per share compensation expense and with respect to the April 29, 2005 grants, the Company will record a $6.03 per share compensation expense.  This results in an aggregate compensation expense of $2,078,650 which will be recognized over the applicable two or four year vesting period.

Once we have received the concurrence of the Staff with using this approach, the Company intends to file Amendment No. 5 to the Registration Statement to reflect the updated disclosure.

While we have set forth responses to the Staff’s comments below, the Company believes that its use of the foregoing method to determine the fair value of its common stock as of April 1 and April 29, 2005 and commensurate compensation expense, will resolve the Staff’s underlying concerns raised by such comments.

Certain responses set forth below reflect discussions between Eschelon representatives, its independent auditors and legal counsel, and representatives of the underwriters and their legal counsel.  However, Eschelon has reviewed and approved all of the responses set forth below.  The supplemental information referred to in this letter will be forwarded separately to Ms. Kathryn Jacobson at the SEC.  For your convenience, we have set forth below each of your numbered comments, followed by the response of Eschelon.

Notes to Consolidated Financial Statements

8. Capital Stock, page F-24

1.                                      Please provide additional information as to how you objectively determined the 40% to 50% marketability discount, given that the options were issued one week prior to the filing of the Form S-1 and approximately two months after the Lehman Brothers IPO study was provided.  In this regard, we note the valuation report indicates that this marketability discount was based on various pre-IPO pricing studies comparing the price of the common stock transactions prior to the IPO and the price immediately following the public offering.  Were the companies included within the study comparable to Eschelon’s circumstances, such that the Form S-1 for the initial public offering of equity securities was filed one week after the options were issued?  Did your analysis consider the average time period between the filing date of the original Form S-1 for an initial public offering of common stock and the date that the equity securities begin trading, as well as the percentage of initial public offerings of equity securities which are ultimately never completed?

Eschelon Response:  The Company understands from a telephone conversation with the Staff that this comment relates specifically to the determination of fair value of the Company’s common stock on April 1 and April 29, 2005.  As set forth in the Company’s prior responses, in determining the fair value of the common stock at the time of those grants, the Company relied upon a variety of factors, including at the time, a valuation analysis prepared by Apex Financial Services, Inc. (“Apex”) as of December 31, 2004 that was delivered to the Company in March 2005 (the “December Report”).  On June 17, 2005, Apex delivered a subsequent valuation analysis as of April 29, 2005 (the “April Report”).

The Board relied upon the expertise of Apex and its own experience to arrive at a fair value for the common stock that it believed to be reasonable.  The Board did not specifically study the underlying reports and studies referenced in the Apex reports with respect to lack of marketability.

The process of determining the value of the stock of a company which is not yet public is necessarily complex and subjective, lending itself to hindsight analysis based upon subsequent events.  We are advised that the Board, at the time of the relevant issuances, made its best judgment of the value of the Company’s common stock.  Subsequent to the grant dates, as set forth in the Company’s prior response letter, the Board retrospectively assessed its fair value determination.  At that point, the Board had received the April Report, reassessed fair value and with respect to the April 29, 2005 grant recorded a compensation charge based upon the mid-point of the range of the valuation set forth in the April Report.

2.                                      Please provide copies of the March 2, 2005 Lehman Brothers pre-IPO valuation analysis since this document serves as one of the primary reports considered in developing the market value as of April 29, 2005.  We note that it was based upon a discounted cash flow analysis and a comparative earnings multiple analysis.

Eschelon Response:  The March 2, 2005 Lehman Brothers pre-IPO presentation has been supplementally provided to the Staff.

3.                                      Please provide additional insight into how the discount for lack of control (DLOC) was developed.  More specifically, the valuation report indicates that the discount for lack of control was developed based on control premiums paid for control of similar telecommunications firms and various Eschelon-specific factors.  Please tell us the following:

a.                                      Tell us why you believe it is appropriate to take the inverse of a control premium and call it a lack of control discount for the purpose of valuing your common stock.

Eschelon Response:  As set forth in the response to Comment No. 1, these determinations were made by Apex, not by the Board.  In reviewing the Apex reports, the Company believes that because empirical evidence with respect to the value of a minority interest is not readily available but the value attributable to a controlling interest is, using the inverse of a control premium is a logical proxy for such value.  The control premiums analyzed by Apex included control premiums paid for companies in the telecommunications industry.

b.                                      Tell us what Eschelon-specific factors that you considered in concluding that a 25%-33% discount for lack of control was appropriate.

Eschelon Response:  The 25-33% discount is the result of the mathematical formula of the inverse of a control premium:

Discount for lack of control = Control Premium/(1+ Control Premium)

With Control Premium = 30 to 50%.

With respect to Eschelon in particular, over 88% of the Company’s voting power is controlled by its private equity investors.  Under Delaware law, this voting power gives these private equity investors control over all actions taken by stockholders and the right to elect a majority of the Company’s board of directors.

c.                                       Tell us how you concluded that the “transactions of controlling business interests in the acquisition market” on which the DLOC was based were conducted by “similar telecommunications firms” (in relation to Eschelon).

Eschelon Response:  The Board relied upon the representations made by Apex with respect to the specific SIC codes (4813 and 4899) of the companies involved in such transactions.  The Board did not make an independent study of such transactions.

4.                                      Please provide the following additional information regarding the correlation of value indications:

a.                                      Tell us how management concluded that there was only a 50% probability that Eschelon would conduct an IPO within the year.  In this regard, we note that one week later, the Form S-1 for the initial public offering of common stock was filed.  It appears Echelon would have been more aware that this document was nearly complete and would likely be filed within the next week.

Eschelon Response:  In making this determination, the Board relied upon the experience of its Board members and advisors.  While the filing of a Form S-1 is a critical milestone in the road to successfully consummating a public offering, it is by no means a guarantee of success given the vagaries of industry conditions, stock markets and the uncertainties of the offering process.  We note in this regard that the Company previously attempted an initial public offering of its common stock at a time when it was thought that the markets would support it, but ultimately was forced to abandon the offering due to external market conditions.  Also, in the course of the preparation of the registration statement, the Company was not certain as to when it would make its initial filing.  There were a variety of factors that went into the timing and only a day or so prior to the filing did the Company and the underwriters determine to actually file the document.  Further, in April, it was unclear given the status of the market whether the Company would be able to engage in its roadshow in July or whether it would be necessary to postpone until the fall.  Finally, given the volatility of the markets and the impact that world events can have on them, there will continue to be uncertainty with respect to the proposed offering unless and until it is consummated.

b.                                      Given the significant disparity in the IPO-Based Valuation and the Series B Transaction-Based Valuation, tell us why you believe it is appropriate to weight each of the valuations equally in determining the fair value of the common stock.  What type of analysis did you perform to understand the cause of the significant difference in value between each of the two valuations?  Additionally, we generally do not believe that an underwriter’s estimate of the ultimate IPO price is a reasonable estimate of fair value due to the significant estimates and assumptions made very early on in the IPO process and usually prior to a completion of all due diligence.  In light of this, tell us why you believe it was appropriate to weight this valuation at 50%.

Eschelon Response:  The Company did not engage in a detailed analysis to arrive at this conclusion but rather made a reasonable estimate of the likelihood of an IPO as set forth in the response to Comment 4a.  The Company does not believe that there are empirical data to rely upon that would result in a more exact weighting.

c.                                       Tell is why the amounts under “Correlated Value Indications” section of the valuation report for the Series B Transactions-Based Valuation appear to have the indicated values backwards from the high end of the range to the low end of the range.

Eschelon Response:  We have been unable to determine the reasons Apex used this approach or if perhaps the report contains a typographical error which was unnoticed prior to the Staff’s comment.  We note, however, that even if you reverse the order of the indicated values, it still yields a result within the $0.50 to $0.60 range.

5.                                      Tell us why you did not perform a separate income valuation analysis as of April 29, 2005.  Alternatively, if one was not performed, please provide us a copy of your five-year Business Plan.

Eschelon Response:  As set forth at the beginning of this letter, the Company has performed a separate income valuation analysis as of April 29, 2005 based upon its internal five year free cash flow forecast.  A copy of this forecast has been provided supplementally to the Staff.

*  *  *  *  *

As discussed, the Company and the underwriters expect to request acceleration of the Company’s Registration Statement for Wednesday, August 3, and would like to be in position to file the necessary acceleration requests with the Staff today, Monday August 1.  Further comments or requests for information should be directed to the undersigned at 703-773-4021.  Thank you for your attention to this matter.

Sincerely,

DLA PIPER RUDNICK GRAY CARY US LLP

/s/ Nancy A. Spangler

Nancy A. Spangler

cc:              Richard A. Smith
Edwin M. Martin, Jr., Esq.